NO ACT

PE 1-8-09



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





09001021

January 8, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-8-09

Lauren S. Tashma
Vice President, Associate General Counsel and Assistant Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

Re: Fortune Brands, Inc.

Dear Ms. Tashma:

This is in regard to your letter dated January 7, 2009 concerning the shareholder proposal submitted by the Central Laborers' Pension Fund for inclusion in Fortune Brands' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Fortune Brands therefore withdraws its December 22, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Dan Koeppel
Executive Director
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, IL 62651

Lauren S. Tashma
Vice President and Associate General Counsel



January 7, 2009

BY E-MAIL AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: ***Fortune Brands, Inc.; Commission File No. 1-9076***
Exclusion of Stockholder Proposal Pursuant to Rule 14a-8(e)

Ladies and Gentlemen:

This letter and its attachment are submitted by Fortune Brands, Inc., a Delaware corporation ("Fortune Brands" or the "Company") to the staff of the Division of Corporation Finance. On December 22, 2008 Fortune Brands submitted a request for a no-action letter in connection with a proposal submitted by Central Laborers' Pension Fund (the "Proponent"). The proposal requests Fortune Brands' board of directors to initiate a process to amend the Company's Corporate Governance Guidelines (the "Proposal").

On January 5, 2009, Fortune Brands received via fax a letter from the Proponent dated January 5, 2009, by which the Proponent voluntarily withdrew the Proposal. A copy of the Proponent's withdrawal letter is attached as Exhibit A. Accordingly, we respectfully withdraw our December 22, 2008 request for no-action relief related to the Proposal.

Regards,

Lauren S. Tashma
Vice President, Associate General Counsel and Assistant Secretary

cc: Dan Koeppel, Central Laborers' Pension Fund
Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project

Exhibit A

Proposal Withdrawal Letter, dated January 5, 2009


CENTRAL LABORERS'
PENSION WELFARE & ANNUITY FUNDS

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1203

Sent Via Fax (847) 484-4490

January 5, 2009

Mr. Mark Roche
SVP, General Counsel and Corporate Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015

Dear Mr. Roche,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby withdraw the shareholder proposal ("Proposal") submitted by the fund to be included in the proxy materials for the company's next annual meeting of shareholders.

Should you have any questions, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359.

Sincerely,

Dan Koeppel
Executive Director

c: Jennifer O'Dell

Lauren S. Tashma
Vice President and Associate General Counsel



December 22, 2008

BY EMAIL AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Fortune Brands, Inc.; Commission File No. 1-9076
Exclusion of Stockholder Proposal Pursuant to Rule 14a-8(e)

Ladies and Gentlemen:

This letter and its attachments are submitted by Fortune Brands, Inc., a Delaware corporation ("Fortune Brands" or the "Company") to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Fortune Brands intends to file its 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company respectfully requests the confirmation of the Staff that it will not recommend any enforcement action to the Commission if the Company excludes the attached stockholder proposal (the "Proposal") from its 2009 proxy statement and form of proxy (together, the "2009 Proxy Materials") because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), six copies of this letter and all attachments are being sent to the Commission. Also, as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Central Laborers' Pension Fund (the "Proponent"), the stockholder who submitted the Proposal, and Laborers' International Union of North America, which is representing the Proponent with respect to the Proposal.

I. Annual Meetings and Deadlines

The Company intends to mail the 2009 Proxy Materials on or about March 13, 2009. The Company's annual meeting (the "2009 Annual Meeting") is scheduled to be held on April 28, 2009. Fortune Brands received the Proposal from the Proponent on December 15, 2008. A copy of the Proposal, the accompanying cover letter and a letter from U.S. Bank with respect to the Proponent's ownership of securities, each dated December 12, 2008, are attached as Exhibit A. The Proponent submitted the Proposal for inclusion in the 2009 Proxy Materials for the 2009 Annual Meeting.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The proxy statement for the Company's annual meeting of stockholders that was held on April 29, 2008 (the "2008 Annual Meeting") was dated March 6, 2008 and was first mailed to stockholders on March 10, 2008. As stated above, the Company's next annual meeting of stockholders is scheduled for April 28, 2009, a date that is within 30 days of the date on which the 2008 Annual Meeting was held. Because the 2009 Annual Meeting is scheduled for a date that is within 30 days of the date of the 2008 Annual Meeting, then under Rule 14a-8(e)(2) all stockholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to stockholders in connection with the 2008 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2008 proxy statement, which states that "to be eligible under Rule 14a-8 for inclusion in the Company's proxy statement and accompanying proxy at the next Annual Meeting of Stockholders currently scheduled to be held on April 28, 2009, stockholder proposals must be received by the Company on or before November 10, 2008." See page 51 of the Company's 2008 proxy statement.

II. The Proposal is Properly Excludable under Rule 14a-8(e)(2) because the Proposal was submitted after the deadline for inclusion in the Proxy Statement

Despite the notice regarding the deadline for stockholder proposals provided by the Company to stockholders in its 2008 proxy statement, the Proposal is dated December 12, 2008 and was received by the Company on December 15, 2008, 35 days after the deadline for stockholder proposals. Consequently, the Proponent did not submit the Proposal to the Company in a timely manner.

In no-action letters, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8 and has consistently taken the position that it would not recommend enforcement action where registrants have proposed to omit untimely stockholder proposals from their proxy materials. See, e.g., Smithfield Foods, Inc. (June 4, 2007); International Business Machines Corporation (December 5, 2006); American Express Company (December 21, 2004); Hewlett-Packard Company (January 24, 2003); Dillard Department Stores, Inc. (March 13, 2001); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998) and Norfolk Southern Corp. (February 23, 1998). The burden is on the stockholder to ensure that the company receives the proposal by the required date. Thus, the Company should be permitted to omit the Proposal from its 2009 Proxy Materials in accordance with Rule 14a-8(e)(2) and the Staff's long-standing position requiring the timely submission of stockholder proposals.

Pursuant to the fourth sentence of Rule 14a-8(f)(1), we note that the Company is not required to provide the Proponent with the 14-day notice generally required under Rule 14a-8(f)(1) because the defect in the Proposal is a violation of Rule 14a-8(e) that cannot be cured.

III. Conclusion

For the foregoing reasons, Fortune Brands respectfully requests the Staff to confirm that it will not recommend any enforcement action if Fortune Brands excludes the Proposal from the 2009 Proxy Materials for its 2009 Annual Meeting in reliance on Rule 14a-8(e)(2).

Please acknowledge receipt of this letter and its enclosures by stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely,



Lauren S. Tashma
Vice President, Associate General Counsel and Assistant Secretary

cc: Sharon West, Central Laborers' Pension Fund
Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project

<u>Exhibit A</u>

Proposal and accompanying cover letter, dated December 12, 2008, sent by Central Laborers' Union to Fortune Brands, Inc.



Central Laborers' Pension Fund
P. O. Box 1267 • Jacksonville, Illinois 62651-1267 • Phone 217-243-8521 • Fax 217-245-1293
http://www.central-laborers.com


RECEIVED
DEC 15 2008
MARK ROCHE

Sent Via Fax (847) 484-4490

December 12, 2008

Mr. Mark Roche
SVP, General Counsel and Corporate Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015

Dear Mr. Roche,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Fortune Brands, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 920 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Sharon West
Acting Executive Director

c: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Fortune Brands, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006)*. The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.



Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166
314 418-0388
314 418-2520 fax

Sent Via Fax (847) 484-4490

December 12, 2008

Mr. Mark Roche
SVP, General Counsel and Corporate Secretary
Fortune Brands, Inc.
520 Lake Cook Rd
Deerfield, IL 60015

Dear Mr. Roche:

U.S. Bank holds 920 shares of Fortune Brands, Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to Fortune Brands, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard
Account Manager

END